UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30070 / May 23, 2012

In the Matter of	:
	:
STEEL PARTNERS HOLDINGS L.P.	:
590 Madison Avenue, 32nd Floor	:
New York, NY 10022	:
	:
(812-13793)	:
	:

ORDER UNDER SECTIONS 6(c) AND 45(a) OF THE INVESTMENT COMPANY
ACT OF 1940

Steel Partners Holdings L.P. ("SPH") filed an application on July 8, 2010, and
amendments to the application on October 12, 2010, and March 14, 2012, requesting an
order under sections 6(c) and 45(a) of the Investment Company Act of 1940 (the "Act").
The order would exempt SPH from all provisions of the Act until the earlier of one year
from the date that the requested order is issued or the date that SPH no longer may be
deemed to be an investment company. The order also would grant confidential treatment
with respect to certain supplemental material submitted to the Commission.

On April 27, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30056). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act. It is further found that public disclosure
of the information for which confidential treatment has been requested is neither
necessary nor appropriate in the public interest or for the protection of investors.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from all provisions of the Act requested by SPH (File No. 812-13793) is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 45(a) of the Act, that the request for confidential treatment of certain supplemental material submitted to the Commission in connection with the application is hereby granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary